PRESS RELEASE

Sanofi to Acquire Genfar S.A., a Leader in Pharmaceutical Medicines in Colombia

- Sanofi further expands its leadership in affordable pharmaceuticals and its existing capabilities in Latin America -

Paris, France - October 2, 2012 - Sanofi (EURONEXT: SAN and NYSE: SNY) announced today that it has signed an agreement to acquire Genfar S.A., a leading pharmaceuticals manufacturer headquartered in Bogota, Colombia. With this acquisition, Sanofi will become a market leader in Colombia and expand its portfolio of affordable pharmaceuticals in Latin America.

Genfar S.A. is the second largest generic company in sales and leader in units in Colombia and has a commercial presence in Venezuela, Peru, Ecuador and ten other countries in Latin America. In 2011, Genfar’s total sales were USD 133 million, with 30% of sales generated outside of Colombia. Genfar is one of the fastest growing pharmaceutical companies in Colombia, with a strong local brand awareness and a broad and complete portfolio of affordable pharmaceutical medicines.

“With the acquisition of Genfar, Sanofi has a unique opportunity to strengthen its presence in Latin America through a large portfolio of affordable pharmaceuticals in a broad range of markets in the Andean countries and Central America,” said Heraldo Marchezini, Senior Vice President, Latin America, Sanofi. “This acquisition will allow Sanofi to better serve the 200 million people in the region.”

Financial details of the agreement were not disclosed. The closing of the transaction is subject to certain conditions precedent and is expected to occur in the first quarter of 2013.

Through this bolt-on acquisition, Sanofi expands its presence in affordable pharmaceuticals and becomes better positioned to capture future market opportunities. Genfar is an excellent strategic fit supporting Sanofi’s emerging markets strategy and allows Sanofi to accelerate its diversification efforts in the Andean Region, and complements the strengths of its portfolio in the region including Medley, in Brazil. Furthermore, the addition of Genfar’s animal health products to Merial’s portfolio will expand Sanofi’s animal health footprint in the region.

About Genfar S.A.

Genfar S.A. was established in 1967. It counts upon a pharmaceutical complex which is considered to be one of the most thorough and modern facilities throughout Latin America, due to its human talent and technology in all of its production processes; having corporate headquarters in Bogota, Colombia, subsidiaries in Peru, Venezuela and Ecuador, and distributors throughout Central and South America.

For more than 40 years Genfar S.A. has been committed to the manufacturing and production of generic, over the counter, and prescription drugs for both Human and Animal Health Division. It has kept its commitment over time to verify and guaranty the quality of its products, outstanding service, and its purpose for delivering to human kind, that which is most precious; the means to preserve both health and life.

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About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2011. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations	Investor Relations
Marisol Peron	Sébastien Martel
+ (33) 1 53 77 46 46	+ (33) 1 53 77 45 45
E-mail : mr@sanofi.com	E-mail : ir@sanofi.com

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